Filed Pursuant to Rule 424(b)(3)
       Registration No. 333-227379

DRAPER OAKWOOD TECHNOLOGY ACQUISITION, INC.

c/o Draper Oakwood Investments, LLC

55 East 3rd Ave.

San Mateo, CA 94401

PROXY STATEMENT REVISION FOR THE

SPECIAL MEETING OF STOCKHOLDERS TO

BE HELD DECEMBER 19, 2018

_____________________

On December 6, 2018, Draper Oakwood Technology Acquisition, Inc. (the “Company”) filed and on December 7, 2018 the Company commenced mailing its definitive proxy statement/prospectus (the “Proxy Statement”) related to the special meeting of stockholders to be held on December 19, 2018, to consider and vote upon, among other things, the approval of its previously announced proposed business combination with Reebonz Limited (the “Business Combination Proposal”). In order for stockholders of the Company to exercise their redemption rights, the Proxy Statement provided that stockholders must affirmatively vote either for or against the Business Combination Proposal (the “Voting Requirement”) in addition to following the instructions in the Proxy Statement in order to tender such shares and demand a pro rata portion of the funds held in the Company’s trust account.

The purpose of this revision to the Proxy Statement (this “Proxy Revision”) is to remove the Voting Requirement so that stockholders of the Company may redeem their shares without voting on the Business Combination Proposal. This means that stockholders who hold public shares on or before December 17, 2018, will be entitled to elect to have their public shares redeemed for cash in connection with the special meeting of stockholders whether or not they were holders as of the record date of December 5, 2018, and whether or not such shares are voted at the special meeting. In order to properly exercise their redemption rights, holders of public shares will be required to submit their request for redemption prior to 5:00 p.m., Eastern Time, on December 17, 2018, and to otherwise follow the redemption instruction procedures in order to tender such shares and demand a pro rata portion of the funds held in the Company’s trust account.

The Company believes that this change in the redemption requirements provides stockholders with greater flexibility to redeem their public shares and simplifies the overall redemption process.

If you have not already submitted a proxy for use at the special meeting, you are urged to do so promptly. No action in connection with this Proxy Revision is required by any stockholder who has previously delivered a proxy and who does not wish to revoke or change that proxy. Information about voting or revoking a proxy appears in the Proxy Statement on pages 67 and 68.

This Proxy Revision is dated December 11, 2018.

This Proxy Revision should be read in conjunction with the Proxy Statement, which should be read carefully and in its entirety.

For purposes of clarification, set forth below is the revised redemption instructions that no longer includes the Voting Requirement. The section of the Proxy Statement entitled “SPECIAL MEETING OF DOTA STOCKHOLDERS – Redemption Rights” is revised to read as follows:

Redemption rights

~~Holders of public shares who affirmatively vote on the Business Combination Proposal may seek to redeem their shares, regardless of whether they vote for or against the business combination proposal.~~ Any stockholder holding public shares ~~as of the record date~~ may demand that DOTA convert such shares into a full pro rata portion of the trust account (which was $10.27 per share as of December 5, 2018, the record date), calculated as of two business days prior to the anticipated consummation of the business combination. If a holder properly seeks redemption as described in this section and the business combination is consummated, DOTA will convert these shares into a pro rata portion of funds deposited in the trust account and the holder will no longer own these shares following the business combination.

DOTA’s Sponsor, officers and directors will not have redemption rights with respect to any shares of DOTA Common Stock owned by them, directly or indirectly.

DOTA stockholders who seek to convert their public shares ~~are required to vote for or against the business combination proposal in order to exercise their redemption rights. In addition to voting on the Business Combination Proposal, holders demanding redemption~~ are ~~also~~ required to (A) either (i) check the box on their proxy card or otherwise indicate in your written redemption request to our transfer agent, ~~(B)~~ or (ii) submit their request in writing to Continental Stock Transfer & Trust Company, DOTA’s transfer agent and (~~C~~ B) deliver their stock, either physically or electronically using The Depository Trust Company’s DWAC System, to DOTA’s transfer agent no later than 5:00 p.m. Eastern Time on December 17, 2018 (two (2) business days prior to the special meeting). If you hold the shares in street name, you will have to coordinate with your broker to have your shares certificated or delivered electronically. Certificates that have not been tendered (either physically or electronically) in accordance with these procedures will not be converted into cash. There is a nominal cost associated with this tendering process and the act of certificating the shares or delivering them through the DWAC system. The transfer agent will typically charge the tendering broker $45 and it would be up to the broker whether or not to pass this cost on to the converting stockholder. In the event the proposed business combination is not consummated this may result in an additional cost to stockholders for the return of their shares.

Any request to convert such shares, once made, may be withdrawn at any time up to the vote on the business combination proposal. Furthermore, if a holder of a public share delivered its certificate in connection with an election of its redemption and subsequently decides prior to the applicable date not to elect to exercise such rights, it may simply request that the transfer agent return the certificate (physically or electronically).

If the business combination is not approved or completed for any reason, then DOTA’s public stockholders who elected to exercise their redemption rights will not be entitled to convert their shares into a full pro rata portion of the trust account, as applicable. DOTA will thereafter promptly return any shares delivered by public holders. In such case, holders may only share in the assets of the trust account upon the liquidation of DOTA. This may result in holders receiving less than they would have received if the business combination was completed and they had exercised redemption rights in connection therewith due to potential claims of creditors. If DOTA would be left with less than $5,000,001 of net tangible assets as a result of the holders of public shares properly demanding redemption of their shares, DOTA will not be able to consummate the business combination.

The cash held in the trust account on such date was approximately $59.10 million (approximately $10.27 per public share). Prior to exercising redemption rights, stockholders should verify the market price of DOTA Common Stock as they may receive higher proceeds from the sale of their common stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price. DOTA cannot assure its stockholders that they will be able to sell their shares of DOTA Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in its securities when its stockholders wish to sell their shares.

If a holder of public shares exercises its redemption rights, then it will be exchanging its shares of DOTA Common Stock for cash and will no longer own those shares. You will be entitled to receive cash for these shares only if you properly demand redemption no later than the close of the vote on the business combination proposal, and deliver your stock certificate (either physically or electronically) to DOTA’s transfer agent prior to the vote at the meeting, and the business combination is consummated.

Certain of the Questions and Answers in the Proxy Statement are hereby revised to read as follows:

Q: ~~As long as I vote on the business combination,~~ Will how I vote affect my ability to exercise redemption rights?

A. No. You may exercise your redemption rights whether you vote your shares of DOTA Common Stock ~~“FOR” or “AGAINST”~~ on the Business Combination Proposal or any other proposal described by this proxy statement/prospectus. As a result, the Business Agreement can be approved by stockholders who will redeem their shares and no longer remain stockholders, leaving stockholders who choose not to redeem their shares holding shares in a company with a potentially less liquid trading market, fewer stockholders, potentially less cash and the potential inability to meet the listing standards of NASDAQ.

Q. How do I exercise my redemption rights?

A. If you are a holder of public shares and wish to exercise your redemption rights, you must ~~affirmatively vote either for or against the Business Combination Proposal and~~ demand that DOTA convert your shares into cash no later than 5:00 p.m. Eastern Time on December 17, 2018 (two (2) business days prior to the vote on the business combination proposal) by (A) (i) checking the box on the proxy card or otherwise indicate in your written redemption request to our transfer agent, ~~(B)~~ or (ii) submitting your request in writing to Mark Zimkind of Continental Stock Transfer & Trust Company, at the address listed at the end of this section and (~~C~~ B) delivering your stock to DOTA’s transfer agent physically or electronically using The Depository Trust Company’s DWAC (Deposit Withdrawal at Custodian) System. ~~As long as you vote on the Business Combination Proposal, you may affirmatively vote either for or against the business combination proposal without affecting your eligibility for exercising your redemption rights.~~ Any holder of public shares ~~voting for or against the business combination proposal~~ will be entitled to demand that his shares be converted for a full pro rata portion of the amount then in the trust account (which was $59.1 million, or $10.27 per share, as of December 5, 2018, the record date). Such amount, less any owed but unpaid taxes on the funds in the trust account, will be paid promptly upon consummation of the business combination. There are currently no owed but unpaid income taxes on the funds in the trust account. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of DOTA’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the business combination proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal other than the business combination proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

If you wish to exercise your redemption rights but initially do not check the box on the proxy card providing for the exercise of your redemption rights and do not send a written request to DOTA to exercise your redemption rights, you may request DOTA to send you another proxy card on which you may indicate your intended vote or your intention to exercise your redemption rights or you may otherwise indicate in your written redemption request to our transfer agent. You may make such request by contacting DOTA at the phone number or address listed at the end of this section.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the business combination proposal at the special meeting. If you deliver your shares for redemption to DOTA’s transfer agent and later decide prior to the special meeting not to elect conversion, you may request that DOTA’s transfer agent return the shares (physically or electronically). You may make such request by contacting DOTA’s transfer agent at the phone number or address listed at the end of this section.

Any corrected or changed proxy card or written demand of redemption rights must be received by DOTA’s secretary prior to the vote taken on the business combination proposal at the special meeting. No demand for redemption will be honored unless the holder’s stock has been delivered (either physically or electronically) to DOTA’s transfer agent at least two (2) business days prior to the vote at the meeting.

If a holder of public shares properly makes a demand for redemption as described above, then, if the business combination is not consummated, DOTA will convert these shares into a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of DOTA Common Stock for cash and will not be entitled to Holdco ordinary shares upon consummation of the Business Combination. If the business combination is not approved or completed for any reason, then holders of public shares who elected to exercise their redemption rights would not be entitled to convert their shares for the applicable pro rata share of the trust account. In such case, DOTA will promptly return any shares delivered by public holders and such holders may only share in the assets of the trust account upon the liquidation of DOTA. This may result in holders receiving less than they would have received if the business combination was completed and they exercised redemption rights in connection therewith due to potential claims of creditors.

If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any DOTA warrants that you may hold. Your warrants will become exercisable to purchase one ordinary share of Holdco in lieu of one share of DOTA Common Stock for a purchase price of $11.50 upon consummation of the business combination.

All other references in the Proxy Statement to the right of public stockholders to redeem their shares of Class A Common Stock and hereby qualified by the foregoing provisions.

Additional Information about the Transaction and Where to Find It

In connection with the proposed business combination with Reebonz Limited and other matters, the Company has filed a proxy statement/prospectus with the SEC on December 6, 2018 and, on December 7, 2018 commenced mailing the definitive proxy statement/prospectus and other relevant documents to its stockholders as of the December 5, 2018 record date for the special meeting. Investors and security holders of the Company are advised to read the definitive proxy statement/prospectus and other relevant documents that have been or will be filed with the SEC in connection with the Company’s solicitation of proxies for its stockholders’ meeting to be held to approve the proposed business combination with Reebonz Limited, among other matters, because the definitive proxy statement/prospectus contains important information about the proposed business combination with Reebonz Limited and the parties to the proposed business combination with Reebonz Limited. Stockholders may also obtain a copy of the definitive proxy statement/prospectus, as well as other relevant documents that have been or will be filed with the SEC, without charge, at the SEC’s website at www.sec.gov or by directing a request to: Mr. Aamer Sarfraz, Draper Oakwood Technology Acquisition, Inc., c/o Draper Oakwood Investments, LLC, 55 East 3rd Ave., San Mateo, CA 94401, Tel. (713) 213-7061.

If you have any questions or need assistance voting your shares, please call our proxy solicitor, Advantage Proxy at 1-877-870-8565 or 1-206-870-8565 or send an email to ksmith@advantageproxy.com.

Participants in the Solicitation

The Company, Reebonz Limited, DOTA Holdings Limited (a Cayman Islands exempted company) and their respective directors, executive officers and other members of their management and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies of the Company’s stockholders in connection with the proposed business combination with Reebonz Limited and related transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to the Company’s stockholders in connection with the proposed business combination with Reebonz Limited, and a description of their direct and indirect interests, by security holdings or otherwise, is set forth in the definitive proxy statement/prospectus for the proposed business combination with Reebonz Limited and the related transactions, which has been filed with the SEC. Information concerning the interests of the Company’s, Reebonz Limited’s and DOTA Holdings Limited’s participants in the solicitation, which may, in some cases, be different than those of the Company’s, Reebonz Limited’s and DOTA Holdings Limited’s stockholders generally, is also set forth in the definitive proxy statement/prospectus relating to the proposed business combination with Reebonz Limited and related transactions.

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